Exhibit (g)(5)

Reinsurance Agreement: Hanover Life Reassurance Company of America

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*] or [*Omitted].

AUTOMATIC AND FACULTATIVE

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT

EFFECTIVE August 7, 2023

between

AMERITAS LIFE INSURANCE CORP.

Lincoln, Nebraska and

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

Orlando, Florida

HA-AMRI-27/HA4031

Table of Contents

Preamble

Article 1 Definitions

Article 2 Interpretation

Article 3 Automatic Reinsurance

Article 4 Facultative Reinsurance

Article 5 Commencement of Liability

Article 6 Reinsured Risk Amount

Article 7 Premium Accounting

Article 8 Reserves

Article 9 Reductions, Terminations, Increases and Changes

Article 10 Conversions, Exchanges, Replacements, and Death Benefit Option Changes

Article 11 Claims

Article 12 Retention Limit Changes

Article 13 Recapture

Article 14 General Provisions

Article 15 Compliance

Article 16 DAC Tax

Article 17 Insolvency

Article 18 Reinsurer’s Right of Notice of Unusual Practices and Changes

Article 19 Arbitration

Article 20 Confidentiality

Article 21 Duration of Agreement

Article 22 Representations, Warranties, and Covenants

Article 23 Mode of Execution

Article 24 Execution

Exhibit A Retention Limits of the Company [*Omitted]

Exhibit B Products and Plans Covered [*Omitted]

Exhibit C Reinsurer’s Automatic Binding Limits [*Omitted]

Exhibit D Reporting [*Omitted]

Exhibit E Reinsurance Premiums [*Omitted]

Exhibit F Underwriting Guidelines, Forms and Special Programs [*Omitted]

Exhibit G Conversion Reinsurance Premiums [*Omitted]

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PREAMBLE

This Automatic and Facultative Yearly Renewable Term Reinsurance Agreement (this “Agreement”), by and between Hannover Life Reassurance Company of America, a Florida insurance company (the “Reinsurer”), and Ameritas Life Insurance Corp., a Nebraska insurance company (the “Company”), each individually referred to as the “Party” or collectively referred to as the “Parties”, is effective as of 12:01 a.m. local time to the Company on August 7, 2023 (“Effective Date”).

The Company and the Reinsurer agree to the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Company and the Reinsurer, and the performance of obligations of each Party under this Agreement will be rendered solely to the other Party.

The Reinsurer will also provide reinsurance coverage for policies issued by the Company’s Affiliate, Ameritas Life Insurance Corp. of New York (the “New York Affiliate”), which are ceded to the Company and subsequently retroceded by the Company to the Reinsurer. The Company agrees to be bound by all of the terms and conditions of this Agreement as respects policies issued by the New York Affiliate and will assume the New York Affiliate’s duties, obligations and liabilities under the Reinsurance Agreement to the same extent as if the Company had directly issued the policies instead of the New York Affiliate.

ARTICLE 1 – DEFINITIONS

The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Each of the following capitalized terms as used in this Agreement have the respective meaning set forth below:

“Affiliate” means any entity that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Company or the Reinsurer.

“Agreement” has the meaning assigned to such term in the Preamble. In addition, the word “Agreement” means this Agreement as amended or supplemented, together with all Exhibits attached hereto or incorporated by reference herein, and the words “hereof”, “herein”, “hereto”, “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section, Exhibit or provision of this Agreement.

"Applicable Law” means any applicable federal, state, or local law, statute, rule, ruling, determination, ordinance, regulation, or opinion of any governmental authority, political subdivision, board, commission, administrative body or agency or court or other instrumentality thereof, whether domestic or foreign, or any decision, judgment, order, writ, injunction, decree, or principle of common law or equity imposed by or on behalf of any such governmental authority, administrative body, agency, or court. References to Applicable Law mean such Applicable Law as amended, modified, codified, replaced, or reenacted, and all rules and regulations promulgated thereunder.

“Business Day” means any day other than Saturday, Sunday or a public holiday in the jurisdiction of the Company or the Reinsurer.

"Company” has the meaning assigned to such term in the Preamble.

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“Control” including the terms “controlling,” “controlled by” and “under common control with,” means the possession direct or indirect of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control shall be presumed to exist if any Person directly or indirectly owns, controls, or holds with the power to vote fifty-one percent (51%) or more of the voting securities of any other Person.

"Delivery Period” has the meaning assigned to such term in Article 4, Section 4.1.

"Effective Date” has the meaning assigned to such term in the Preamble.

“Face Amount” or “Specified Amount” means the contractual Policy dollar amount of insurance issued.

“Financial Impact” means an adverse effect of $25,000 or more on the present value of reinsurance cash flows based on the Reinsurer’s best estimate assumptions.

“Facultative Offer” has the meaning assigned to such item in Article 4, Section 4.1.

“Interest” has the meaning assigned to such term in Article 14, Section 14.10.

“Insolvency” has the meaning assigned to such term in Article 17.

“Jumbo Limit” has the meaning assigned to such term in Exhibit C, Section C.3.

“Maximum Dollar Retention Limits” has the meaning assigned to such term in Exhibit A, Section A.1.

“Minimum Initial Cession Amount” has the meaning assigned to such term in Article 14, Section 14.11.

“Net Amount at Risk (NAR)” has the meaning assigned to such term in Article 6, Section 6.1.

“Party” has the meaing assigned to such term in the Preamble.

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, governmental, judicial, or regulatory body, business unit, division, or other entity.

“Policy” means the life insurance policy, supplementary benefits, riders and temporary insurance coverage issued by the Company on and after the Effective Date on those plans listed on Exhibit B.

“Punitive Damages” means damages that are awarded as a penalty, the amount of which is not fixed by statute.

“Reinsurance Premium” has the meaning assigned to such term in Article 7, Section 7.1.

“Reinsured Net Amount at Risk (RNAR)” has the meaning assigned to such term in Article 6, Section 6.1.

“Reinsured Policy” means the Policy issued as new business and reinsured under this Agreement.

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“Reinsurer” has the meaning assigned to such term in the Preamble.

“Reinsurer’s Maximum Automatic Binding Limit” has the meaning assigned to such term in Exhibit C, Section C.1.

“Reinsurer’s Quota Share Percentage” has the meaning assigned to such term in Exhibit C, Section C.1.

“Retained Quota Share Percentage” has the meaning assigned to such term in Exhibit A. Section A.1.

“Share” means the Reinsurer’s Quota Share Percentage for Reinsured Policies issued on an automatic basis or the Reinsurer’s proportionate share for Reinsured Policies issued on a facultative basis.

“Trivial Cession Amount” has the meaning assigned to such term in Article 14, Section 14.18.

“Written Notice” means notice sent in writing by one Party to the other Party, per the parameters shown in Article 14, Section 14.19.

ARTICLE 2 – INTERPRETATION

2.1	Whenever a reference is made to an Article, Section or Exhibit such reference shall be to an Article, Section or Exhibit of or to this Agreement unless otherwise indicated.
2.2	The references to “days” mean calendar days unless Business Days are expressly specified.
2.3	Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
2.4	Any agreement or instrument defined or referred to herein shall mean such agreement or instrument as from time to time amended, restated, modified, or supplemented, including by waiver or consent, in accordance with the terms of such agreement or instrument.
2.5	Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
2.6	The words “writing”, “written”, and comparable terms refer to printing, typing, and other means of reproducing words in a visible form, including electronic media.
2.7	Notwithstanding anything to the contrary contained in this Agreement, if (a) any report, instrument, document, certification, data, or any other information that is required to be delivered under this Agreement is required to be delivered on a day that is not a Business Day, or (b) the last day of any period within which such item is required to be delivered under this Agreement is not a Business Day, then such report, instrument, document, certification, data, or other information shall be required to be delivered on the next succeeding Business Day.
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ARTICLE 3 - AUTOMATIC REINSURANCE

3.1	General Conditions. On and after the Effective Date, the Company agrees to cede, and the Reinsurer agrees to automatically accept its Share of the Policies reinsured under this Agreement, as specified in Exhibit B, up to the limits shown in Exhibit C, provided that:
a.	the Company keeps its Maximum Dollar Retention Limit, or otherwise holds its full retention on a life under previously issued in force policies and does not transfer, assign, convey or otherwise dispose of such retention without the Reinsurer’s prior written consent;

b.	the Company applies its normal underwriting guidelines or manuals, which have been provided to the Reinsurer prior to the Effective Date. Changes in underwriting guidelines or manuals shall follow the requirements detailed in Exhibit F;

c.	the total of the RNAR of a newly issued Reinsured Policy, including all contractual future Face Amount increases, and the amount already reinsured on that life under this Agreement and all other agreements between the Reinsurer and the Company, does not exceed at the Reinsurer’s Maximum Automatic Binding Limit;

d.	the Jumbo Limit is not exceeded;
e.	the application is on a life that has not been submitted on a facultative basis to the Reinsurer or any other reinsurer within the past three (3) years, unless the reason for such prior facultative submission(s) was solely for capacity that may now be accommodated within the terms of this Agreement; and
f.	the insured meets the citizenship and residency requirements found in Exhibit C.

ARTICLE 4 - FACULTATIVE REINSURANCE

4.1	Procedure. The Company may submit an application on a plan listed in Exhibit B, along with any accompanying riders, to the Reinsurer for its consideration on a facultative basis. It is the responsibility of the Company to determine that the plan and any accompanying riders are eligible to be reinsured under this Agreement. If a facultative application that has been accepted by the Reinsurer is ceded by the Company under this Agreement on a plan that is not a covered plan as listed in Exhibit B, then the Parties will work together to accommodate the placement of the risk by determining the appropriate Reinsurance Premium for such coverage. If the Parties cannot agree on the Reinsurance Premium, then the risk will not be ceded or reinsured under this Agreement. The determination of such Reinsurance Premium is not subject to the arbitration provisions in Article 19. Any exceptions agreed to by the Reinsurer will not relieve the Company from ensuring future compliance with this Section 4.1 and shall not bind the Reinsurer to accept any additional facultative exceptions on the same or a different basis.

The Company will apply for reinsurance on a facultative basis by electronically sending the Reinsurer an application for facultative reinsurance showing the details of the risk and an authorization signed by the proposed insured, copies of all underwriting evidence that is available for risk assessment, including copies of the original application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other information bearing on the insurability of the risk. Applications and all related

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documents must be encrypted. The Company will also notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. If any subsequent information pertinent to the risk is received by the Company prior to the completion of the Reinsurer’s assessment, it will be transmitted to the Reinsurer within one (1) Business Day of the completion of the Company’s underwriting review. If the Company receives additional pertinent information after the Reinsurer has made its underwriting decision, the Reinsurer has the right to change its decision to extend or withdraw its offer upon reviewing the new information.

After consideration of the application form and all related papers, the Reinsurer will promptly inform the Company of its underwriting decision. If the Reinsurer is willing to accept the risk, it will provide the Company a written offer (the “Facultative Offer”). If the Facultative Offer is acceptable to the Company, then the Company will accept prior to the expiration of the “Delivery Period” (which is specified in the Facultative Offer as a maximum of one hundred twenty (120) days), by either providing notice to the Reinsurer in writing or by placing the Policy in force with the policyowner. The Facultative Offer shall expire at the end of the Delivery Period, therefore, the Reinsurer shall not have any liability for the risk if placed in force after the expiration of the Delivery Period.

The amount shown on the Facultative Offer as the initial and ultimate amount (or the ultimate amount, if different), is the maximum NAR that the Company may cede on the application to the Reinsurer including all potential future contractual increases.

4.2	Conditions. Except as otherwise provided in the Facultative Offer, the relevant terms and conditions of this Agreement will apply to those Facultative Offers made by the Reinsurer and accepted by the Company. The terms of the Facultative Offer will supersede the terms of this Agreement to the extent there is any conflict between the terms of the offer and the terms of this Agreement.

4.3	Continuing Notice. Both prior to and subsequent to the Reinsurer’s acceptance of risk on a facultative basis, the Company will send to the Reinsurer all information that is related to the liability of such risk.

ARTICLE 5 – COMMENCEMENT OF LIABILITY

5.1	Automatic Reinsurance. For automatic reinsurance, the Reinsurer’s liability for amounts ceded hereunder will commence at the same time as the Company’s liability. Payment by the Company to the Reinsurer of Reinsurance Premium when due is a condition precedent to the Reinsurer’s liability hereunder.

5.2	Facultative Reinsurance. The liability of the Reinsurer on any facultative Reinsured Policy under this Agreement will commence at the same time as that of the Company, provided that the Reinsurer has given the Company a Facultative Offer, and the Company has accepted in writing or ceded the Reinsured Policy prior to the expiration of the one hundred twenty (120) day period as specified in the Facultative Offer, and acts in accordance with the Reinsurer’s offer and the terms of this Agreement. Should a death occur on the Policy during the one hundred twenty (120) day Facultative Offer period, but prior to the Company’s cession of the Reinsured Policy, the Reinsurer will be liable for an amount not to exceed the amount on the Reinsurer’s Facultative Offer, provided that the Policy has been delivered according to the usual procedures of the Company and that the Company has followed its facultative rules for reinsurance placement.
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5.3	Temporary Insurance Coverage. The Reinsurer will accept liability on the Company’s Temporary Insurance Coverage up to its Share of the amount shown in Exhibit C, Section C.9, provided that the Company follows its normal cash-with-application procedures for such coverage.

Automatic. The Reinsurer’s liability will commence and will end at the same time as the Company’s liability on Temporary Insurance Coverage and will not exceed the amount shown in Exhibit C.

Facultative. For those risks submitted on a facultative basis, the Reinsurer’s liability will not commence until the Reinsurer’s Facultative Offer has been ceded by the Company in compliance with the parameters shown in Section 5.2 above. The Reinsurer’s liability will end at the same time as the Company’s liability ends.

ARTICLE 6 - REINSURED RISK AMOUNT

6.1	Life. Reinsurance under this Agreement is on a Yearly Renewable Term basis. The RNAR will be determined in the manner described below.

Permanent Plans. The Net Amount at Risk (“NAR”) of the Reinsured Policy is defined to be the Face Amount or death benefit minus the cash surrender value at each Reinsured Policy anniversary. The Reinsured Net Amount at Risk (“RNAR”) is the NAR minus the Company’s retention, times the Reinsurer’s Quota Share Percentage as stated in Exhibit C.

The reinsurer will not participate in the acceleration of death benefit payments on any Reinsured Policy under this Agreement. The RNAR will remain unchanged by any such acceleration or lien established against the Policy and is payable by the Reinsurer upon the death of the insured only, with Reinsurance Premiums continuing until death or normal expiration per the parameters of this Agreement.

6.2	Waiver of Premium. The Waiver of Premium benefit amount reinsured will be in proportion to the corresponding RNAR to NAR.

ARTICLE 7 - PREMIUM ACCOUNTING

7.1	Reinsurance Premiums. “Reinsurance Premiums” are premiums paid by the Company to the Reinsurer according to the rates shown in Exhibit E. Reinsurance Premiums will be calculated based on the RNAR.

If the Company accelerates the payment of a death benefit on a Reinsured Policy and the Reinsurer does not participate in the acceleration of such benefit payments, then the Company will continue to pay Reinsurance Premiums to the Reinsurer based on the RNAR as if there had been no acceleration as shown in Exhibit C.

7.2	Payment of Reinsurance Premiums and Reporting. Reinsurance Premiums are payable annually in advance and reported monthly. Each reporting period, the Company will self-administer the calculation of Reinsurance Premiums due and, within thirty (30) days after the end of the reporting period (the “Due Date”), will send the Reinsurer a report that contains the information shown in Exhibit D, showing Reinsurance Premiums due for that reporting period. If an amount is due the Reinsurer, the Company will remit that
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amount together with the report. If an amount is due the Company, the Reinsurer will remit such amount within thirty (30) days of receipt of such report.

7.3	Delayed Payment. Reinsurance Premium balances that remain unpaid for more than thirty (30) days after the Due Date may incur Interest from the end of the reporting period. If the Company anticipates a delay in the payment of Reinsurance Premiums due in accordance with the parameters in section 7.2 above, then the Company has the obligation to provide Written Notice to the Reinsurer of such delay, providing the following:
a.	reason for the delay; and
b.	actions the Company is taking or will take to remedy such delay and prevent future delays; and
c.	a target date of when payment is expected.

The Reinsurer will evaluate the information provided by the Company and will work in good faith with the Company toward resolution of the cause of the delay. The Company is expected to provide the Reinsurer with status updates on its ongoing efforts to resolve the delay of payment issues no less than every fifteen (15) days. The Reinsurer has the right to request estimated premium payments that are delayed in excess of thirty (30) days of the Due Date.

7.4	Failure to Pay Reinsurance Premiums. The payment of Reinsurance Premiums, when due, as shown in Exhibit E is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that Reinsurance Premiums are not paid within thirty (30) days of the Due Date and:
a.	the Company failed to provide the Reinsurer with Written Notice of such delay; or
b.	the Company failed to provide status updates to the Reinsurer; or

c.	the Reinsurer has determined in its sole discretion that the delay of payment of Reinsurance Premiums has extended beyond a reasonable period of time to remedy,

then the Reinsurer will have the right to immediately terminate new business and terminate all Reinsured Policies covered under this Agreement by providing Written Notice to the Company.

The Company may request that the Agreement be reinstated within sixty (60) days of the date of termination by providing Written Notice to the Reinsurer. The Reinsurer will provide Written Notice to the Company of its decision to allow or decline reinstatement within thirty (30) days of receiving the Company’s request. If the Reinsurer allows reinstatement, then the Company will make payment of all Reinsurance Premiums in arrears including any Interest accrued thereon per the terms of Article 9, Section 9.3. The Reinsurer will have no liability for any claims incurred between the date of termination and the date that the Reinsurer provided written approval to the Company of reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer’s right to collect Reinsurance Premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) day period after the Due Date.

The Company will not force termination under the provisions of this Section solely to avoid the recapture provisions of this Agreement, or to transfer the Reinsured Policies to another

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reinsurer, nor will the Reinsurer unreasonably withhold reinstatement due to poor financial performance of this Agreement. The remedy for either Party’s violation of this provision may include damages paid by the violating Party.

7.5	Reinsurer’s Right to Change Premium Rates. The Reinsurance Premiums in this Agreement are guaranteed for [ * ] from the Effective Date.

Should the Reinsurer exercise its right to increase the Reinsurance Premiums on any Reinsured Policies, the Reinsurer will provide the Company with Written Notice ninety (90) days prior to the effective date of the Reinsurance Premium increase. The Company shall have the right to recapture, without penalty, all, but not less than all, of the Policies affected by such increase effective on the effective date of the proposed Reinsurance Premium increase. Such right to recapture the affected Reinsured Policies must be exercised however, within ninety (90) days of the effective date of the proposed Reinsurance Premium increase and may only be exercised during that time. Notwithstanding the above, the Company shall have no right to recapture any Reinsured Policies if the Reinsurer’s Reinsurance Premium increase was a result of, and in proportion to, an increase by the Company to its current cost-of-insurance charges.

With respect to a recapture due to an increase in Reinsurance Premiums, if, at the time of recapture, a Policy is an active claim for Waiver of Premium for disability, the life risk will be considered subject to recapture. However, the original Waiver of Premium reinsurance will remain in effect until such time as the disability ceases.

The Company will provide Written Notice to the Reinsurer within sixty (60) days of implementing any change in the Company’s retail premiums or cost-of-insurance charges to the owner of the Policy on any plans listed in Exhibit B. If the Company fails to provide Written Notice to the Reinsurer of any changes that, individually or in the aggregate, the Reinsurer determines in good faith constitutes a Financial Impact to the Reinsurer, then upon discovery thereof, the Reinsurer will be restored to the position, financial or otherwise, it would have occupied if the change(s) had not occurred, including but not limited to Interest on amounts of Financial Impact to be repaid, and the Reinsurer shall have no liability whatsoever for the change(s) that caused the Financial Impact. The Parties acknowledge and agree that there is a rebuttable presumption in favor of the Reinsurer that the Reinsurer’s determination of the occurrence of a Financial Impact was made in good faith.

7.6	Electronic Data Transmission. The Company will report its reinsurance transactions via electronic media with sufficient detail so that Reinsurance Premiums and claims can be verified against the terms of this Agreement per the parameters shown in Exhibit D, Section D.1. The Company will consult with the Reinsurer to determine the appropriate reporting format. Should the Company subsequently desire to make changes in the data format or the code structure, the Company will provide notice in writing to the Reinsurer at least thirty (30) days prior to implementing such changes, describing in reasonable detail the proposed changes.

7.7	Unearned Premium. If a Reinsured Policy is terminated due to death, surrender, or other termination, or if there is a decrease in the RNAR, then the Reinsurer will return any unearned Reinsurance Premium to the Company.
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ARTICLE 8 - RESERVES

The Reinsurer will hold reserves in accordance with all Applicable Laws and regulations the Reinsurer deems Controlling. The Reinsurer is a licensed and/or accredited reinsurer in all states.

ARTICLE 9 – REDUCTIONS, TERMINATIONS, INCREASES AND CHANGES

Whenever a change is made in the status, plan, amount, or other material feature of a Reinsured Policy, the Reinsurer will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Company will notify the Reinsurer of any such change with the next report following the month in which the change was made.

9.1	Reductions and Terminations. In the event of the reduction, lapse, or termination of a Reinsured Policy or a policy or policies under any other agreement, the Company will reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other policies reinsured on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

9.2	Increases. When referring herein to Policies, “contractual” means terms, conditions, increases, or changes as provided for in the provisions of the original Policy, which are binding between the Company and the policyowner. “Non-contractual” refers to terms, conditions, increases, or changes that are not part of the original Policy but that have been agreed upon by the Company and the policyowner.

a.	Contractual Increases. For Reinsured Policies on an automatic basis, increases in amounts resulting from contractual policy provisions will be reinsured only if the new total amount ceded to the Reinsurer, including the increase, on each life does not exceed the Reinsurer’s Maximum Automatic Binding Limits. The Reinsurer’s Share of contractual policy increases will continue on an automatic basis regardless of this Agreement’s status as it pertains to the acceptance of new business.

Reinsurance Premiums for the additional reinsurance will be point-in-scale from the Policy’s original issue date.

For Reinsured Policies on a facultative basis, the Reinsurer’s Share of the increases in amounts resulting from contractual policy provisions will be ceded by the Company up to the maximum NAR shown on the Facultative Offer as the initial and ultimate amount (or the ultimate amount, if different).

b.	Non-contractual Increases. For Reinsured Policies on an automatic basis, if the amount of insurance is increased as a result of a non-contractual change, then the
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increase will be fully underwritten by the Company and will be considered new reinsurance under this Agreement; therefore, the suicide and contestable period for the increase will begin at the date of the increase, unless prohibited by law. If either Party terminates this Agreement for new business, per the parameters of Article 21, then fully underwritten, non-contractual increases will not be covered under this Agreement after the new business termination date.

If the amount of insurance on a Policy reinsured on a facultative basis is increased as a result of a non-contractual change, the increase will be subject to new facultative underwriting as described in Article 4 herein.

Reinsurance Premiums for the increased portion of the policy will be at the new issue rate from the point of increase using the age at the time of increase and duration from the date of increase as appropriate.

c.	Additional Premium Paid into a Policy. If additional premium is paid into a Reinsured Policy, then the increase will be fully underwritten by the Company and considered new reinsurance under this Agreement. For Reinsured Policies on an automatic basis, reinsurance of such increases will be accepted only if (i) the new amount ceded to the Reinsurer, including the increase does not exceed the Reinsurer’s Maximum Automatic Binding Limit and (ii) this Agreement has not been terminated for new business.The Reinsurer’s written approval is required if the Reinsured Policy was originally issued on a facultative basis. The Reinsurance Premiums for the additional reinsurance will be calculated using the new issue age and the duration one (1) rate from the point of the increase, not point-in-scale from the original issue age and issue date of the Reinsured Policy.

9.3	Reinstatement. If a Policy originally reinsured on an automatic basis is reinstated while the insured is alive and eligible for reinstatement, in accordance with policy terms and the Company’s rules and procedures for reinstatement, then the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage.

If a Policy originally reinsured on a facultative basis is requested to be reinstated, written approval by the Reinsurer will be required prior to the reinstatement of the reinsurance.

Upon reinstatement of the reinsurance coverage, the Company will pay the Reinsurer the Reinsurance Premiums in arrears. The Reinsurer retains the right to collect Interest on any premium paid in arrears.

If the Company reinstates a Policy originally reinsured under this Agreement even though it would otherwise have not have been eligible for reinstatement in accordance with the Company’s rules and procedures, then the Reinsurer will not reinstate the reinsurance coverage without prior approval from Reinsurer.

Should the Company change its reinstatement policy or guidelines after the Effective Date, the updated reinstatement policy or guidelines will be subject to the Reinsurer’s written approval.

9.4	Nonforfeiture Benefits.

a.	Extended Term. If extended term insurance is elected under the terms of the Policy, reinsurance will continue on the same basis as under the original Policy
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until the expiry of the extended term period.

b.	Reduced Paid-up. If a Policy converts to reduced paid-up, the Company will continue to retain their retention and the amount reinsured with the Reinsurer will be reduced.

9.5	Cash Surrenders. The Reinsurer does not participate in cash surrenders.
9.6	Policy Loans. The Reinsurer does not participate in policy loans or other forms of indebtedness on Reinsured Policies; therefore, policy loans do not affect the amount of reinsurance.

ARTICLE 10 - CONVERSIONS, EXCHANGES, REPLACEMENTS AND DEATH BENEFIT OPTION CHANGES

If applicable, if a Reinsured Policy is converted, exchanged, replaced, or has a death benefit option change, such change will be made by the Company in accordance with the Company’s normal standards and guidelines which are in effect as of the Effective Date, and have been provided to the Reinsurer. The Company will process all such changes per the terms detailed in Sections 10.1, 10.2, and 10.3 herein.

Policies issued by the Company that were not originally reinsured with the Reinsurer under this Agreement, that exchange, replace or convert to a plan covered under this Agreement will not be reinsured hereunder, unless otherwise agreed to in writing by the Reinsurer.

10.1	Conversions.
a.	A Policy with a Level Term Rider may exercise its conversion privilege within eight

(8) years (the “Converted Policy”). The Reinsurer will continue to provide reinsurance on the Converted Policy under this Agreement in an amount not to exceed the original Face Amount of the Reinsured Policy. Reinsurance Premiums for the Converted Policy will be the conversion Reinsurance Premiums shown in Exhibit G on a point-in-scale basis using the issue age and duration as calculated from the issue date of the original Reinsured Policy.

b.	Any change to the conversion options on the plans listed in Exhibit B from what had been previously provided to and approved by the Reinsurer as of the Effective Date, which include, but are not limited to, maximum age, maximum duration, plan availability, and changes to conversion length, then the Company will notify the Reinsurer of such changes in writing no less than ninety (90) days prior to implementing said changes. The Reinsurer’s liability is precedent on the Company notifying the Reinsurer of such changes.

i.	If the Reinsurer determines that the Company’s proposed changes are materially aligned with the previously approved conversion options, then Conversions of Reinsured Policies affected by such changes will be administered under the parameters described in 10.1.a above.

ii.	If the Reinsurer determines that the Company’s proposed changes are not materially aligned with the previously approved conversion options and may have a negative impact on the Reinsurer, then the Company and the Reinsurer must agree on the terms and the new conversion Reinsurance Premiums for the Conversion of Reinsured Policies affected by such changes in order for the
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reinsurance to continue. If the Reinsurer and the Company are unable to reach agreement and the Company implements the proposed changes, then the reinsurance coverage will terminate effective with the Conversion of such Reinsured Policies.

If the Conversion results in an increase in the NAR, the increase will be fully underwritten by the Company. The Reinsurer will accept its Share of such increases on Reinsured Policies issued on an automatic basis, subject to the provisions for non-contractual increases in Article 9 and the new business provisions of this Agreement.

10.2	Exchanges and Replacements. A Policy resulting from an exchange or replacement will be underwritten by the Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Company’s guidelines treat the Policy as new business, then the reinsurance will also be considered new business. For purposes of this Article 10, new business is defined as those Policies on which:

a.	the Company has obtained complete and current underwriting evidence on the full amount of insurance being exchanged or replaced; and
b.	the suicide and contestable provisions apply as if the Policy were newly issued, unless prohibited by law.

If new business provisions do not apply, the Company and the Reinsurer must agree on terms and procedures for the reinsurance coverage to continue; otherwise, reinsurance coverage will terminate.

The Reinsurer’s written approval will be required if the original Reinsured Policy was on a facultative basis.

10.3	Death Benefit Option (DBO) Changes. Universal life (including variable and indexed) products typically offer plan designs with level and increasing death benefit options. DBO A is level and the death benefit equals the Face Amount. DBO B is increasing and the death benefit equals the Face Amount plus the accumulation value. DBO C is increasing and the death benefit equals the Face Amount plus the cumulative retail premiums paid. After the first Policy anniversary and while the Policy remains in force, the policyowner has the right to change the DBO.

For changes from Option B or C to Option A, the Company’s default process results in the death benefit and the NAR being decreased by the accumulation value or paid premium as of the effective date of the change. There is no change to the Policy Face Amount. No underwriting is required. The Policy Face Amount of reinsurance ceded is unchanged. An additional selection available to the policyowner processes such that the current accumulation value or paid premium amount as of the effective date of the change is added to the Policy Face Amount to maintain an equal NAR and is treated as a non- underwritten face increase. The Face Amount of reinsurance ceded on that Reinsured Policy will be increased effective the same date and in the same proportion as the direct Policy Face Amount increase under the original Reinsured Policy such that the ceded NAR when the Face Amount is increased is equal to its value prior to the Face Amount increase. Reinsurance Premiums for the additional reinsurance shall be calculated using point-in-scale rates from the original issue age of the Policy.

For changes from Option A or C to Option B, the Company’s default process results in the

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death benefit and the NAR unchanged. For an Option A to B change, the new Policy Face Amount is equal to the old Policy Face Amount less the accumulation value as of the effective date of the change. For an Option C to B change, the new Policy Face Amount is equal to the old Policy Face Amount plus paid premiums minus the accumulation value as of the effective date of the change. No underwriting is required. The Policy Face Amount of reinsurance ceded changes proportionally. An additional selection available to the policyowner processes such that the Policy Face Amount remains the same. Due to the DBO change and no change in the Policy Face Amount, both the NAR and Death Benefit are increased. For an Option A to B change, the NAR and Death Benefit increase by the accumulation value as of the effective date of the change. For an Option C to B change, the NAR and Death Benefit both increase by the quantity of accumulation value minus paid premiums as of the effective date of the change. The Policy Face Amount of reinsurance ceded is unchanged. The increase in the Policy NAR is treated as an underwritten increase. The reinsurance ceded on that Reinsured Policy will be increased effective the same date and in the same proportion as the original Reinsured Policy. Reinsurance Premiums for the additional reinsurance shall be calculated using rates with the new issue age and duration calculated using the effective date of the underwritten increase.

ARTICLE 11 - CLAIMS

Claims covered under this Agreement are limited to death claims, which are those due to the death of the insured on a Reinsured Policy, and any additional benefits specified in Exhibit B. The Company’s adherence to its claim guidelines, standards and procedures, which were provided to the Reinsurer as of the Effective Date, is a condition precedent to the payment of any reinsurance benefits under this Agreement. If the Company changes its claim guidelines, standards, and procedures after the Effective Date, the Company will provide Written Notice to the Reinsurer of such change(s) at least forty-five (45) days prior to the implementation of any such change(s).

11.1	Notice. The Company will notify the Reinsurer as soon as reasonably possible after it receives a claim on a Reinsured Policy.
11.2	Proofs. The Company will promptly submit claim papers, claimant statements, proof of payment, death certificates, and all other papers and information related to the claim when the Reinsurer’s Share of the Policy Face Amount is greater than $[ * ], and/or when (a) the death of the insured occurred outside of the United States or its Territories (a “Foreign Death Claim”), (b) accidental death benefits are applicable, (an “Accidental Death Claim”), (c) the claim for benefits occurs during the period of time in which the Company may challenge the validity of the Policy or a Policy may be voided due to fraud (a “Contestable Claim”), (d) a claim the Company has decided to deny, compromise, or litigate (a “Contested Claim”).

A Foreign Death Claim will also require (a) report of a death of an American citizen or legal resident abroad, and (b) foreign death investigation report and/or any additional information.

For claims where the Reinsurer’s Share of the Policy Face Amount is $ [ * ] or less and the claims are not classified as a Foreign Death Claim, an Accidental Death Claim, a Contestable Claim or a Contested Claim, the Company will provide the following claims information in an agreed-upon electronic format: (a) deceased’s name, (b) Policy number, (c) issue date, (d) Policy duration, (e) Face Amount, (f) NAR, (g) post-mortem interest, (h) interest rate, (i) deceased’s date of birth, (j) date of loss, (k) cause of loss, and (l) location

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of loss.

The Reinsurer shall have the right to request additional proofs as needed.

11.3	Liability. The Company’s contractual liability for incontestable Reinsured Policies is binding on the Reinsurer subject to (a) the claim being paid in accordance with the contractually covered terms, (b) the Policy being materially underwritten according to underwriting guidelines in effect when the Policy was issued and (c) no material adverse findings through post issue audits and investigations that would have resulted in a rescission of the Policy.

Regarding a Contestable Claim, the Company has the sole authority to decide whether or not to pay such claim. If, after the Reinsurer has reviewed the claim documentation related to such claim submitted by the Company and questions the payment of the claim by the Company, then the Parties will endeavor, in good faith, to resolve the issue.

The total reinsurance recoverable from all reinsurers will not exceed the Company’s total contractual liability on the Policy, less the amount retained by the Company. The maximum reinsurance death benefit payable to the Company is the RNAR at the time of the insured’s death. The Reinsurer will also pay its Share of Interest, which is calculated by taking the RNAR at the time of the insured’s death divided by the death benefit paid by the Company and then multiplying that amount by the amount of Interest that the Company pays on the death proceeds until the date of settlement. If the settlement is delayed as a result of a dispute or contest arising out of conflicting claims of entitlement to Policy proceeds or benefits, then the Reinsurer will pay its Share of Interest to the date settlement would have been made if there were no dispute or contest.

11.4	Settlement. Upon receipt of proper claim proofs as shown in Section 11.2 above, the Reinsurer will promptly pay the reinsurance benefits due the Company. Life benefit payments, including Interest, will be made in a single sum, regardless of the Company’s settlement options. Interest will not be reimbursed on settlement options other than single pay.

The Reinsurer will not participate in the acceleration of death benefit payments on any Reinsured Policy. The reinsurance benefit will remain unchanged by any such acceleration and is payable by the Reinsurer upon the death of the insured only.

The reinsurance benefit for an approved Waiver of Premium claim will be the Reinsurer’s Share of the annual gross premium waived on the Policy. The Company will continue to pay the life Reinsurance Premium, however, it will not pay the Reinsurance Premium for the Waiver of Premium benefit for the duration of the claim period. The Reinsurer will pay Waiver of Premium benefits consistent with the Company’s mode of premium payment specified in the Policy.

Claim payments will be made by the Reinsurer directly to the Company. The Company will not net claim payments from Reinsurance Premiums due to the Reinsurer. Any change from this method of claim reimbursement will require the prior written approval of the Reinsurer.

11.5	Contested Claims. For Contested Claims, the Company will promptly provide the Reinsurer Written Notice, and in no event later than fifteen (15) days from the date the Company makes its decision of its intention to deny, compromise, or litigate. The
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Company will also promptly and fully disclose all information relating to the claim. Upon receipt of all documents, the Reinsurer will have five (5) Business Days to provide Written Notice to the Company of its decision to accept or decline participation in the denial, compromise, or litigation. If the Reinsurer has accepted participation, the Company will promptly advise the Reinsurer of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If the Reinsurer declines to participate, the Reinsurer will then fulfill its obligation by paying the Company its Share of the reinsured claim benefits and will be relieved of all future liability on the claim and will not share in any subsequent reduction or increase in liability.

If the Reinsurer accepts participation, and the Company’s denial, compromise, or litigation results in a reduction or increase in liability, the Reinsurer will share in any such reduction or increase in proportion to its Share of the risk on the Contested Claim.

11.6	Claim Expenses.

The Reinsurer will pay its Share of the following claim expenses:

a.	Reasonable investigation and legal expenses connected with the litigation or settlement of Contested Claims on which the Reinsurer has agreed in writing with the Company to participate.
b.	Reasonable investigation and legal expenses on a Contested Claim up until the date that the Reinsurer communicated to the Company that it did not accept participation in such Contested Claim.
c.	Its share of claim investigation expenses paid to third parties utilized in connection with the investigation of a Foreign Death Claim authentication.

The Reinsurer will not reimburse the Company for the following claim expenses:

d.	Routine claim investigation and administration expenses paid to third parties, which include, but are not limited to, obtaining records and documents, conducting investigations, evaluations, or verifications used to validate the representations made on the application or the claim.
e.	Overhead expenses or compensation of the Company’s officers, directors, employees, agents, and representatives.
f.	Expenses incurred by the Company as a result of a dispute arising out of conflicting claims of entitlement to Policy proceeds or benefits.

The Reinsurer may reimburse the Company for non-routine claim investigation and administrative expenses paid to third parties, which include, but are not limited to, obtaining additional comprehensive records, independent medical evaluations, investigations due to suspicious circumstances, additional verification of identity, citizenship, or residency, if such expenses are pre-approved by the Reinsurer in writing.

11.7	Misrepresentation or Suicide. If the Company returns premium to the Policy owner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund the Reinsurance Premiums received on that Reinsured Policy net of any allowances paid, if applicable, without interest to the Company in lieu of any other form of reinsurance benefit payable under this Agreement.
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11.8	Misstatement of Age or Sex. In the event of a change in the amount of the Company’s liability on a Policy due to a misstatement of age or sex, the Reinsurer’s liability will change proportionately. The Face Amount of the Policy will be adjusted from the original Policy issue date and the Reinsurer’s liability will be calculated on the adjusted Face Amount. Any difference in Reinsurance Premiums net of allowances, if applicable, will be settled without interest.
11.9	Extra-Contractual Damages. The Reinsurer will not participate in and will not be liable to pay the Company, or any third party, Extra-Contractual Damages. Extra-Contractual Damages may include Punitive Damages, Statutory Penalties, and/or Compensatory Damages.

The Parties recognize that circumstances may arise that, in fairness, would require the Reinsurer to share proportionately in Extra-Contractual Damages to the extent permitted by law. The Parties agree, however, that such circumstances are limited to those situations in which the Reinsurer agreed to accept participation in the denial, compromise, or litigation of the coverage or claim in advance and in writing, and further agree with the specific act or course of conduct of the Company that ultimately resulted in the assessment of the Extra-Contractual Damages. In such situations, the Reinsurer, any other reinsurers participating in the contest, and the Company will share such damages in the same proportionate share as the policy was ceded.

ARTICLE 12 - RETENTION LIMIT CHANGES

If the Company changes its Maximum Dollar Retention Limit, it will provide the Reinsurer with notice in writing of the intended changes ninety (90) days in advance of the effective date of such change.

A change to the Company’s Maximum Dollar Retention Limit will not affect the Reinsured Policies in force except as specifically provided elsewhere in this Agreement.

ARTICLE 13 - RECAPTURE

13.1	Increase in the Company’s Retention Limit. If the Company increases its Maximum Dollar Retention Limit over the limit set forth in Exhibit A, A.1, the Company may exercise recapture rights, provided that all of the conditions below are met. The Company may recapture an amount corresponding to the increase in its Maximum Dollar Retention Limit.

Conditions. The conditions that must be met for recapture are the following.

a.	The Company must give the Reinsurer ninety (90) days’ Written Notice prior to its intended date of recapture (the “Recapture Effective Date”).

b.	The reduction of reinsurance on Reinsured Policies subject to the recapture will become effective on the policy anniversary date immediately following the Recapture Effective Date; provided, however, that no reduction will be made until a Reinsured Policy has been in force for the number of years specified in the Recapture Period as shown in Exhibit C.

c.	The Company has maintained its Maximum Dollar Retention Limit for the plan, the insured’s age and mortality classification.
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d.	In applying the Company’s new Maximum Dollar Retention Limit, the new retention will be based on the original issue age of the insured on the original Policy ceded to the Reinsurer.
e.	If any Reinsured Policy is recaptured, all Reinsured Policies eligible for recapture under the provisions of this Section 13.1 must be recaptured up to the Company’s new Maximum Dollar Retention Limit in a consistent manner and the Company must increase its total amount of insurance retained on each reinsured life. The Company may not revoke its election to recapture for Policies becoming eligible at future anniversaries.

f.	If the reinsurance on the Policy has been ceded to more than one reinsurer, the Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new Maximum Dollar Retention Limit had been in effect at the time of issue.

g.	No reduction may be made in any supplemental benefits reinsured unless the life reinsurance is also being reduced.
h.	The amount of reinsurance eligible for recapture is based on the current NAR as of the Recapture Effective Date. For a Policy issued as a result of an exchange or replacement, the recapture terms of the reinsurance agreement covering the original Policy will apply, and the duration period for the purpose of recapture will be measured from the policy issue date of the reinsurance on the original Policy.

i.	If, at the time of recapture, the risk is an active claim for Waiver of Premium for disability, the life risk will be considered subject to recapture. However, the original Waiver of Premium reinsurance will remain in effect until such time as the disability ceases.

13.2	Increase in Reinsurance Premiums. Recapture due to an increase in Reinsurance Premiums will be in accordance with Article 7, Section 7.5.

13.3	Insolvency of the Reinsurer. If the Reinsurer is deemed insolvent then the Company has the option to recapture all business under this Agreement in accordance with Article 17, Section 17.3.

13.4	Recapture Liability. On or after the Recapture Effective Date, the Reinsurer will not be liable for any Reinsured Policies or portions of such Reinsured Policies that were eligible for recapture and were overlooked by the Company. The acceptance by the Reinsurer of Reinsurance Premiums after the Recapture Effective Date will not constitute or establish liability on the part of the Reinsurer and the Reinsurer will be liable only for a refund of the Reinsurance Premiums it has received from the Company.

ARTICLE 14 - GENERAL PROVISIONS

14.1	Assignment. All the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns (including any liquidator, rehabilitator, receiver, or conservator of a Party), whether so expressed or not. Neither this Agreement, nor any right, power, duty or obligation hereunder, may be assigned, transferred, sold, conveyed, or otherwise disposed of by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that the Parties acknowledge and agree that
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the Reinsurer may retrocede any or all of the RNAR under this Agreement. Any attempted assignment, transfer, sale, conveyance, delegation, or disposal in violation of this Section shall be void, have no force and effect, and the Party attempting such assignment, transfer, sale, conveyance, delegation, or disposal shall be liable to the other Party for any incurred losses, and shall restore such Party to the position, financially or otherwise, that it would have occupied had the violation not occurred.

14.2	Company Notification of Changes. The Company agrees to keep the Reinsurer informed of any changes to the plans specified in Exhibit B; any special programs or changes that may affect reinsurance hereunder, including but not limited to, any changes that affect policyowner behavior; changes in the Company’s standards and guidelines in regard to conversions, exchanges, replacements, reinstatements, death benefit options, and claims guidelines, standards and procedures. The Company confirms that it has provided the Reinsurer with a copy of its application forms, policy and rider forms, premium and any other forms or tables needed for proper handling of reinsurance along with its guidelines for conversions, exchanges, replacements, reinstatements, death benefit option changes and claims guidelines, standards and procedures, as of the Effective Date.

If the Company desires to make changes to the plans specified in Exhibit B , the Company will provide Written Notice of such changes to the Reinsurer for review and approval prior to implementing such changes. The Reinsurer shall have twenty (20) Business Days to provide Written Notice to the Company with a response. If the Company fails to obtain the Reinsurer’s approval then the Reinsurer will have the right, but not the obligation, to accept liability with respect to the Policies issued pursuant to such changes. If the Reinsurer does not agree with the changes, then the plan or rider will no longer be reinsured under this Agreement effective on the date that the Company implements such changes.

If the Company fails to notify the Reinsurer of any changes that may affect reinsurance hereunder, and the Reinsurer incurs losses as a result of such failure to notify, then upon discovery of the omission by either Party, the other Party will be promptly notified, and the Reinsurer will be restored to the position, financially or otherwise, it would have occupied if the failure had not occurred. If it is not possible to restore the Reinsurer to the position it would have occupied, the Parties will endeavor to resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the Parties as evidenced by this Agreement.

14.3	Currency. All payments and reporting by both Parties under this Agreement will be made in United States dollars ($).

14.4	Entire Agreement. The text of this Agreement, including the Preamble, any exhibits, schedules, addenda and amendments hereto, constitutes the entire agreement between the Parties with respect to the business reinsured hereunder. This Agreement supersedes all prior discussions and agreements between the Parties and constitutes their sole and entire agreement. There are no understandings between the Parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by written amendment or addendum to this Agreement and signed by both Parties.
14.5	Errors and Omissions. If through unintentional error, oversight, omission, or misunderstanding (individually “Error” or collectively “Errors”), the Reinsurer or the Company fails to comply with the terms of this Agreement and if, upon discovery of the Error by either Party, the other Party is promptly notified, each thereupon will be restored
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to the position it would have occupied if the Error had not occurred, including Interest. For the avoidance of doubt, the Parties agree that the term ‘Errors’ relates only to clerical and administrative errors between the Company and the Reinsurer and does not pertain to any Errors between the policyowner, insured, beneficiary or other related party of the underlying policy and the Company.

If it is not possible to restore each Party to the position it would have occupied but for the Error, the Parties will endeavor to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the Parties as evidenced by this Agreement. Notwithstanding the foregoing, the Company acknowledges and agrees that the Reinsurer will not provide reinsurance for policies that are not eligible for reinsurance under this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts by the Company, or for repetitive Errors in administration by the Company of which the Company is aware but has failed to correct in a timely manner. If either Party discovers that the Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Company to audit its records and correct similar Errors and to take the actions necessary to avoid similar Errors in the future.

14.6	Governing Law. This Agreement will be construed, governed by and enforced in accordance with the laws of the Company’s state of domicile without giving effect to any choice or conflict of law provision or rule.

14.7	Headings. Any headings used in this Agreement are for convenience of reference only and shall not limit or ortherwise affect the meaning of the language herein.

14.8	Independent Judgment. The Company and the Reinsurer acknowledge their respective responsibility for independently forming their own conclusions regarding the compliance of this Agreement with the Applicable Laws of any particular jurisdiction and the accounting, regulatory, and tax implications of this Agreement.

14.9	Inspection of Records. The Reinsurer and the Company, or their duly authorized representatives, will have the right to inspect and audit original papers, records, and all non-privileged documents relating to the business reinsured under this Agreement including, but not limited to, underwriting, claims processing, premium calculation and administration. Such access will be provided during regular business hours at the office of the inspected Party upon reasonable prior notice in writing provided by the other Party. Neither Party may exercise the rights under this Section more than once during any twelve (12) month period unless the inspected Party is in material breach of this Agreement. The inspected Party will reasonably cooperate with, and facilitate, any such inspection and will make available to the inspecting Party such employees of the inspected Party as the inspecting Party reasonably determines are necessary to provide information requested concerning this Agreement. The inspected Party shall provide a workspace during the inspection; provided that such inspection shall not unreasonably interfere with the inspected Party’s course of business or require the inspected Party to provide any privileged documents. If either the Company or the Reinsurer is not able to accommodate or attend an in person audit due to government restrictions, travel restrictions, quarantine requirements, and/or office access in response to an external hazard, then the Parties will work together for a remote audit by electronic means. In the event of a remote audit by either Party, the Parties agree to implement a separate confidentiality and non-disclosure agreement that addresses such an examination, including data protection and information security. Either Party may suspend payments relating to matters in dispute that arise from
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such audit until such dispute is resolved by the Parties either through mutual agreement or by arbitration in accordance with Article 19. This Section will survive termination of this Agreement.

14.10	Interest. If under the terms of this Agreement, Interest is accrued on amounts due either the Company or the Reinsurer, such Interest will be calculated using the [ * ].

14.11	Minimum Initial Cession Amount. The Company will not cede a Policy to the Reinsurer unless the amount to be reinsured at Policy issue exceeds the Minimum Initial Cession Amount shown in Exhibit C.
14.12	Non-waiver. No act, delay, omission, forbearance, course of dealing, or prior transaction by or between the Parties or on the part of either Party shall constitute a waiver of any right or remedy under this Agreement, or be deemed to have established any custom or usage waiving or modifying any provisions herein. A waiver of a breach of any provision of this Agreement will not be deemed a waiver of any other breach of the same or different provision, nor shall the lack of insistence by one Party upon compliance by the other Party with the terms of this Agreement be construed to be, or constitute, a waiver of any other or subsequent right or remedy under this Agreement. Unless otherwise provided herein, no waiver will be valid unless in writitng and signed by the Party exercising such waiver.
14.13	Offset. Any undisputed debits or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement are deemed mutual debits or credits and may be offset, and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the Insolvency of either Party.

14.14	Premium Tax. The Reinsurer will not reimburse the Company for premium taxes paid with respect to the Reinsured Policies.

14.15	Rules of Construction. This Agreement is between sophisticated parties, each of which has reviewed this Agreement and is fully knowledgeable about its terms and conditions. The Parties therefore agree that this Agreement shall be construed without regard for the authorship of the language. Any presumption or rule of construction that any ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement.

14.16	Severability. To the extent that this Agreement may be in conflict with any Applicable Law, this Agreement shall be construed in a manner consistent with such Applicable Law. If any provision of this Agreement is found by an arbitration panel or a court of competent jurisdiction to be illegal or unenforceable, the same shall not invalidate the whole of this Agreement, but such term or provision shall be deemed modified to the extent necessary in the opinion of the arbitration panel or court to render such term or provision enforceable, and the rights and obligations of the Parties shall be construed and enforced accordingly, preserving to the fullest permissible extent the intent and agreements of the Parties set forth herein.
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14.17	Submission to Jurisdiction; Waiver of Jury Trial. Without prejudice, and subject to the Parties’ agreement and obligation to arbitrate pursuant to Article 19, each Party hereby submits to the exclusive jurisdiction of the United States District Court for the District of Nebraska (the “Agreed Court”) for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby (including any proceeding to compel arbitration or enforce an arbitral award). Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court. Each Party irrevocably and unconditionally waives and agrees not to plead or claim in any such court

(a) that it is not personally subject to the jurisdiction of the Agreed Court for any reason other than the failure to serve process in accordance with Applicable Law or this Agreement, (b) that it or its property is exempt or immune from jurisdiction of the Agreed Court or from any legal process commenced in the Agreed Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by Applicable Law that (i) the suit, action or proceeding in the Agreed Court is brought in an inconvenient forum and (ii) the venue of such suit, action or proceeding is improper. Each Party hereby further agrees (A) that service of process, summons, notice or document in the manner provided for notices in Section 14.19 shall be effective service of process for any suit, action or proceeding brought in the Agreed Court, and (B) subject to the Parties’ agreement and obligation to arbitrate pursuant to Article 19, to abide by the final decision of the Agreed Court or of any appellate court in the event of an appeal.

EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

14.18	Trivial Cession Amount. If the RNAR on a Reinsured Policy falls below the amount shown in Exhibit C, the Company will recapture such Reinsured Policy.
14.19	Written Notice. Any notice that is required or permitted to be given under this Agreement must be given in writing and be either (a) delivered personally; (b) sent by email (including PDF) with confirmation of receipt; (c) sent by courier, recognized overnight delivery service with signature required with a copy of such notice sent also via email, or (d) sent by certified or registered mail with a copy of such notice sent also via email, to the following Party at the mailing address or regularly-monitored email address of such Party as follows:

If to the Reinsurer:

General Counsel

Hannover Life Reassurance Company of America

200 S. Orange Ave., Suite 1900

Orlando, FL 32801

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LSTreatyNotice@hlramerica.com

If to the Company:

Ameritas Life Insurance Corp.

Attn: Kelly Halverson, SVP, Chief Actuary and Underwriting, Individual

5900 O Street

Lincoln, NE 68510 KHalverson@ameritas.com

A Party may, for purposes of this Agreement, change his, her, or its address, email address, or the person to whom a notice or other communication is marked to the attention of, by giving notice of such change to the other Party pursuant to this Article. This requirement of notice shall not apply to communications made between the Parties regarding operational or administrative matters relating to the Reinsured Policies unless otherwise stated herein.

ARTICLE 15 – COMPLIANCE

15.1	Company Compliance. This Agreement applies only to the issuance of insurance by the Company in a jurisdiction in which it is properly licensed.

The Company represents that it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement. In the event that the Company is found to be in non-compliance with any law material to this Agreement, this Agreement will remain in effect and the Company will indemnify the Reinsurer for any loss the Reinsurer suffers as a result of the non-compliance and will seek to remedy the non-compliance immediately upon discovery thereof.

15.2	OFAC Compliance. The Company and the Reinsurer each represents and warrants that it is in compliance with all laws, regulations, judicial and administrative orders applicable to the Party and to the business reinsured under this Agreement, as they pertain to sanction laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and with Trade Embargo Laws, as such laws may be amended from time to time (collectively, the “Laws”). Neither Party will be required to take any action under this Agreement that would violate said Laws, including, but not limited to, making any payments in violation of the Laws.

The Company agrees to, prior to ceding any risk or making any payment to the Reinsurer under this Agreement, screen, in accordance with current industry standards for the U.S. life insurance industry, each risk to ensure that a Policyowner, insured, or beneficiary is not on the OFAC List of Specially Designated National and Blocked Persons (a “Prohibited Person”).

The Company will not cede or otherwise transfer to the Reinsurer any liabilities under any policy if a policyowner, insured, or beneficiary of such policy is a Prohibited Person. The Reinsurer shall have no obligation to indemnify the Company for any payment made on any Reinsured Policy if the policyowner, insured, or beneficiary is a Prohibited Person.

Should either Party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Laws, the Party who first becomes aware of the violation will notify the other Party within five (5) days of such discovery, and the Company will provide to the Reinsurer Written Notice of all

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information known by the Company regarding the identity of the Prohibited Person, including the name, date of birth, country, state or province and street address of the residence and/or business, social security number, driver’s license number or other government identification number, and telephone number(s) of such Prohibited Person. The Parties will cooperate in order to take all necessary corrective actions to comply with the Laws.

If the Parties determine that there was a violation of the Laws at the time a reinsured Policy was issued, then reinsurance on such Policy shall be null, void, and of no effect, and the Policy shall be treated as if no reinsurance ever existed and each Party shall be restored to the position it would have occupied if the Policy had not been reinsured, including the return of premiums received, unless prohibited by law.

15.3	Foreign Account Tax Compliance Act. The Company and the Reinsurer each represent to the other that it is in compliance with all laws and requirements as they pertain to Foreign Account Tax Compliance Act (“FATCA”). Pursuant to Chapter 4 of the Internal Revenue Code, as amended from time to time (the “Code”), the Company and the Reinsurer agree to comply with all requirements of the FATCA for the duration of this Agreement. As soon as is practicable after the Effective Date, but no later than five (5) days prior to the end of the first reporting period, the Company and the Reinsurer shall each provide to the other all requested FATCA documentation required by the Internal Revenue Service (“IRS”), which may include a valid W-8, W-8BEN-E, W-9, or such other documentation approved for use by the IRS that confirms any withholding requirements or the absence thereof.

If the Company or the Reinsurer fails to provide the other Party with the required FATCA documentation in a timely manner, the Party that has not received the documentation shall have the right to withhold from the Party that has failed to provide such documentation, any amounts necessary, up to the maximum amount allowed by law, in order to comply with FATCA.

ARTICLE 16 - DAC TAX

The Parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Code, as amended.

a.	Capitalized but undefined terms used in this Article 16 are defined by reference to the Code.
b.	The Party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

c.	Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the IRS.The method and timing of the exchange of such information will be as follows:
i.	The Company will submit a schedule to the Reinsurer by May 1 of each year with its calculation of the net consideration for the preceding calendar year.
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This schedule of calculations shall be accompanied by a statement signed by an officer of the Company stating that the Company shall report such net consideration in its tax return for the preceding calendar year.

ii.	The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) days of the Reinsurer’s receipt of the Company’s calculation. If the Reinsurer does not so notify the Company within the required timeframe, the Reinsurer will report the net consideration as determined by the Company in the Reinsurer’s tax return for the previous calendar year.
iii.	If the Reinsurer contests the Company’s calculation of the net consideration, the Parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach an agreement on an amount of net consideration, each Party will report the agreed upon amount in its tax return for the previous calendar year. If the Company and the Reinsurer do not reach agreement on the amount of net consideration within such thirty (30) day period, then the amount of net consideration for such year shall be determined by an independent accounting firm acceptable to both Parties within twenty (20) days after the expiration of such thirty (30) day period.
d.	Both the Company and the Reinsurer represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Code.

ARTICLE 17 - INSOLVENCY

17.1          Insolvency. “Insolvency” is defined as a Party to this Agreement being deemed insolvent when it:

a.	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

b.	is adjudicated as bankrupt or insolvent; or
c.	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid Insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

d.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the Party’s domicile.
17.2	Insolvency of the Company. In the event of the Insolvency of the Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Company, without diminution because of the Insolvency, for those claims allowed against the Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of Insolvency of the Company, the liquidator, rehabilitator, receiver, or

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statutory successor will give notice in writing to the Reinsurer of all pending claims against the Company on any Policies reinsured within a reasonable time after such claim is filed in the Insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Company on Policies reinsured under this Agreement.

17.3	Insolvency of the Reinsurer. In the event of the Insolvency of the Reinsurer, the Company may, upon ninety (90) days’ Written Notice to the Reinsurer, its liquidator, rehabilitator, receiver or statutory successor, recapture all of the business reinsured under this Agreement.

ARTICLE 18 - REINSURER’S RIGHT OF NOTICE OF UNUSUAL PRACTICES AND CHANGES

18.1	Unusual Practices. In providing reinsurance to the Company under this Agreement, the Reinsurer has granted the Company considerable authority with respect to automatic binding capacity, reinstatements, claim settlements, and the general administration of the reinsurance account. To facilitate the transactions contemplated hereby, the Reinsurer has required the minimum amount of information and documentation possible, reflecting its utmost faith and confidence in the Company. The Reinsurer assumes that, except as otherwise notified in writing by the Company, and agreed to in writing by the Reinsurer, the underwriting, claims and other insurance practices employed by the Company with respect to reinsurance ceded under this Agreement are generally consistent with the customary and usual practices of the insurance industry as a whole.

If the Company does engage in exceptional or uncustomary practices affecting the business covered or to be covered under this Agreement, the Company agrees to provide Written Notice to the Reinsurer forty-five (45) days prior to implementing such practice and receive a written acceptance of said practice from the Reinsurer before assigning any liability to the Reinsurer with respect to any reinsurance affected by such practice. The Company acknowledges and agrees that its covenant to the Reinsurer to so advise the Reinsurer of any exceptional or uncustomary practice or implementation of such a significant change is a material inducement to the Reinsurer agreeing to enter into this Agreement, and absent such a covenant, the Reinsurer would not have entered into this Agreement.

18.2	Company Notification of Changes. The Company confirms that it has provided the Reinsurer with a copy of (a) its application forms, policy and rider forms, premium and any
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other forms or tables needed for proper handling of reinsurance; (b) its guidelines, standards, and procedures for Conversions, Exchanges, Replacements, reinstatements, DBO changes; (c), underwriting guidelines and manuals, and (d) claims guidelines, standards, and procedures, as of the Effective Date. The Company agrees to keep the Reinsurer informed of any changes to the plans specified in Exhibit B; any special programs or changes that may affect reinsurance hereunder, including any changes that may affect Policyowner behavior, changes to any of the Company’s guidelines, standards, and procedures as described in Exhibit F.

If the Company desires to make any change(s) to the plans specified in Exhibit B, the Company will provide Written Notice of such change(s) to the Reinsurer forty-five (45) days prior to implementing such change(s). The Reinsurer shall have twenty (20) Business Days to provide Written Notice to the Company with a response. If the Reinsurer does not agree with the change(s), then the plan or rider subject to such change(s) will no longer be reinsured under this Agreement effective on the date that the Company implements such change(s).

18.3	Failure to Notify. If the Company fails to provide Written Notice to the Reinsurer of any changes that may affect reinsurance hereunder, then the Reinsurer will have the right, but not the obligation, to accept liability with respect to the Policies affected by such change(s). If the Company fails to provide Written Notice to the Reinsurer and the Reinsurer determines in good faith that, individually or in the aggregate, the change(s) constitutes a Financial Impact to the Reinsurer, then the Reinsurer will be restored to the position it would have occupied if the change(s) had not occurred, including but not limited to Interest on amounts of Financial Impact to be repaid. The Reinsurer shall have no liability whatsoever for the change(s) that caused the Financial Impact. The Parties acknowledge and agree that there is a rebuttable presumption in favor of the Reinsurer that the Reinsurer’s determination of the occurrence of a Financial Impact was made in good faith.

ARTICLE 19 - ARBITRATION

19.1	Intention. It is the intention of the Reinsurer and the Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The Parties agree to act in all matters with the highest good faith. However, if the Reinsurer and the Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, the dispute will be decided through arbitration.

19.2	Process. To initiate arbitration, either the Company or the Reinsurer will provide Written Notice of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The Party to which the arbitration demand is sent will respond to the notification by Written Notice, within thirty (30) days of its receipt of the arbitration demand. The arbitration will be conducted in accordance with the ARIAS*U.S. Rules for the Resolution of U.S. Insurance and Reinsurance Disputes.

Arbitration will be conducted before three arbitrators (the “Panel”) who will be current or former senior officers of life insurance or life reinsurance companies other than the Parties to this Agreement, their Affiliates, or subsidiaries, who are disinterested and have no personal or financial interest in the result of the arbitration. Each of the Parties will appoint an arbitrator within sixty (60) days of the date of the notification of arbitration demand. If either Party fails to appoint an arbitrator within such sixty (60) day period, the other Party

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may appoint the second arbitrator. After the arbitrators are selected, the Parties will appoint the umpire pursuant to the ARIAS*U.S. Umpire Selection Procedure in effect at the date of arbitration demand. The arbitration will be held in a location mutually agreed to by the Parties or if the Parties cannot mutually agree, then the location will be selected by the umpire, provided however that the arbitration shall be within the United States and conducted in the English language. The hearing will commence within twelve (12) months after the appointment of the umpire.

In the event that a member of the Panel is unable to serve due to death, disability or other incapacity, a replacement will be selected in the same manner as the departing member was chosen and the arbitration will continue.

19.3	Arbitration Hearing/Decision. The Panel will base its decision on the terms and conditions of this Agreement and the customs and practices of the insurance and reinsurance industries. The arbitrators, however, will consider this Agreement an honorable engagement rather than merely a legal obligation; they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the arbitrators will be made by majority rule and a reasoned opinion of the Panel will be submitted in writing to each Party within sixty (60) calendar days from the close of the hearing. The decision will be final and binding on both Parties and there will be no appeal from the decision. Either Party to the arbitration may petition any court having jurisdiction over the Parties to reduce the decision to judgment.

19.4	Costs of Arbitration. Unless the Panel decides otherwise, each Party will (a) bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees and (b) jointly and equally bear the expense of the umpire and other costs of the arbitration. The Panel may impose monetary sanctions for failure to comply with any interim ruling or a finding by the majority for discovery-related abuse. The Panel will not have the authority to issue Punitive Damages. The Panel, in its discretion, may award attorney’s fees and costs in connection with the arbitration.

19.5	Confidentiality. All arbitration proceedings initiated hereunder will be private and confidential. The Parties and the Panel will use their best efforts to maintain the confidential nature of the arbitration proceedings and the award, including circumstances in which a Party exercises its right to pursue a judicial proceeding relating to the arbitration or the award, including the filing of pleadings “under seal” when permitted.
19.6	Survival. This Article will survive the termination or expiration of this Agreement.

ARTICLE 20 - CONFIDENTIALITY

The Company and the Reinsurer agree that Non-Public Personal Information and Proprietary Information will be treated as confidential. Non-Public Personal Information includes, but is not limited to, Personally Identifiable Information, Protected Health Information, and all other information protected by applicable law or regulation (collectively, “Non-Public Personal Information”). The Company agrees to, and will, transmit all information to the Reinsurer on an encrypted basis using encryption methods and software generally accepted and customarily used in the insurance industry. “Personally Identifiable Information” (or “PII”) is any information about an individual that can be used to distinguish or trace an individual’s identity, such as first and last name plus social security number or any other unique identifier such as driver’s license or other government issued ID number, financial account numbers or access codes, date of birth, email address, mother’s maiden name and any other information that is linked or linkable to an

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individual, such as medical, educational, financial, and employment information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Company. “Protected Health Information” is any information, whether oral or recorded in any form or medium that (i) is provided or received by a health care provider, health plan, public health authority or health care clearinghouse, and (ii) relates to the past, present, or future physical or mental health or condition of an individual, the provision of health care to an individual, or the past, present, or future payment for the provision of health care to an individual.

Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms, and the specific terms and conditions of this Agreement (collectively, “Proprietary Information”).

The Parties will not disclose such information to any other parties unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, or as required or allowed by Applicable Law or regulation. Notwithstanding any other provision of this Agreement, the Reinsurer acknowledges that a copy of this Agreement will be filed by the Company with the Securities and Exchange Commission (“SEC”) as an exhibit for each variable product reinsured without any additional notice. The Company will take reasonable steps to redact confidential information as allowed by the SEC.

Non-Public Personal Information and Proprietary Information will not include information that:

a.	is or becomes available to the general public through no fault of the Party receiving the Non-Public Personal Information or Proprietary Information (the “Recipient”);
b.	is independently developed by the Recipient;
c.	is acquired by the Recipient from a third party not covered by a confidentiality agreement; or
d.	is disclosed under a court order, law, or regulation.

The Company acknowledges that the Reinsurer may aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Company.

This Article 20 will survive the termination of this Agreement.

ARTICLE 21 - DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving ninety (90) days’ Written Notice of termination to the other Party. The termination date of this Agreement will be the ninetieth (90th) day after the date notice is given, or on the specific date as agreed upon in writing by the Parties.

During the notification period, the Company will continue to cede and the Reinsurer will continue to accept reinsurance on Policies eligible for reinsurance under the terms of this Agreement. The Reinsurer will not be liable for policies with issue dates on and after the termination date of this Agreement. Reinsurance coverage on all Policies reinsured hereunder will remain in force until the termination or expiry of such Policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

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ARTICLE 22: REPRESENTATIONS, WARRANTIES, AND COVENANTS

22.1	Company Representations and Warranties

The Company represents and warrants as of the date of the Company’s last binding signature in Article 24, Execution, as follows:

a.	Organization. The Company is a duly organized and validly existing insurance company, in good standing, under the laws of its state of domicile and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The Company will notify the Reinsurer if its state of domicile changes.

b.	Due Authorization. The Company has the corporate power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and has taken all necessary corporate action to authorize the execution, delivery, and performance of this Agreement. The Company has duly executed and delivered this Agreement, and subject to the due execution and delivery by the Reinsurer, it constitutes the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, Insolvency, moratorium or similar laws affecting creditors’ rights generally and general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.

c.	Accuracy of Information. The reports, financial statements, certificates, data and other analyses and written information (actuarial or otherwise) furnished prior to the Effective Date by or on behalf of the Company to the Reinsurer in connection with their actuarial and/or credit analyses with respect to the reinsurance provided hereunder, including for the purposes of modelling the performance of the Policies (as modified or supplemented by other information so furnished prior to the execution of this Agreement), in each case was, as of its date and when delivered, accurate in all material respects when taken as a whole, except for financial statements that were furnished, which financial statements present fairly, in all material respects, the financial condition and results of operation of the Company, in accordance with Statutory Accounting Practice (“SAP”), consistently applied throughout the period covered thereby, subject to normal year-end audit adjustments. The Company is not aware of any misstatement or omission of any fact with respect to such materials or information that would make such materials or information, when taken as a whole, misleading in a material adverse manner to the Reinsurer. The projections or models that have been made available to the Reinsurer prior to the date of this Agreement (i) were prepared in good faith based upon sound actuarial principles and upon assumptions that the Company believed to be reasonable at the time and under the circumstances so made, (ii) at the time such projections or models were made available to the Reinsurer, accurately reflected the contractual terms of the Policies in all material respects, and (iii) are based on data inputs and calculations that do not contain material errors or omissions; provided, however, that Company is not making any representation or warranty that the output of the projections or models would be realized as of any date.
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d.	Litigation and Company Material Adverse Effect. A “Company Material Adverse Effect” includes actions, suits, or proceedings pending against, or to the Company’s knowledge, threatened in writing against the Company by or before any court, governmental authority or arbitrator that involve this Agreement or that are reasonably likely, either individually or in the aggregate, to have a material adverse effect upon (i) the business, financial condition, or results of operations of the Company, (ii) the Policies, (iii) the binding nature, validity or enforceability of this Agreement, (iv) the ability of the Company to perform its obligations under this Agreement, or (v) the rights of the Reinsurer under this Agreement. A Company Material Adverse Effect does not mean any one (1) or more of the following effects, events or changes as applicable: (i) general changes in economic conditions which do not have a materially disproportionate effect on the Company; (ii) changes in, or events affecting, the Company's industry generally which do not have a materially disproportionate effect on the Company; (iii) the effect of any change arising in connection with any “act of God” including weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions (except to the extent the effect of such change has a materially disproportionate effect on the Company as compared to other persons in Company’s industry). To the knowledge of the Company, since March 31, 2024, there has not occurred any litigation, proceeding, event, condition, action, or omission that did have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

e.	No Conflict or Violation. The execution, delivery, and performance of this Agreement shall not (i) violate any provision of the Articles of Incorporation, By- laws, or other charter or organizational document of the Company; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any material contract or other agreement to which it is a party which would have a Company Material Adverse Effect; (iii) violate any order, judgment, or decree applicable to the Company; or (iv) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any Applicable Law to the Company which would have a Company Material Adverse Effect.

f.	Approvals of Governmental Authorities. No consent, waiver, license, approval, order, authorization of, notice to, filing or declaration is required to be obtained, made, or given by any authority with respect to (i) the execution and delivery of this Agreement by the Company; or (ii) the consummation or performance by the Company of the transactions contemplated hereby, except such as have been obtained or made and are in full force and effect.

g.	Policies. The Company is properly licensed in all jurisdictions and territories in which the Policies shall be issued. The Policies shall be issued in material compliance with all Applicable Laws.
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22.2	Company Covenants

Until this Agreement has been terminated in accordance with the terms and conditions herein, and while the Reinsurer has liability for Reinsured Policies, the Company covenants to the Reinsurer as follows:

a.	Program Changes; Internal and External Replacements. The Company shall not, without the prior written consent of the Reinsurer, which consent shall not be unreasonably withheld, conditioned, or delayed, (i) undertake or institute any program, rule, policy or requirement that directly or indirectly creates an incentive for reduced persistency of the Reinsured Policies or that reasonably could encourage policyholders or certificate holders/participants to elect certain rights or options available under or in connection with the Reinsured Policies (including full and partial surrender, withdrawals, internal product exchange or product replacement, and refunds); or (ii) attempt to novate the Reinsured Policies to an Affiliate of the Company or any third party.

b.	Conduct of Business, Existence. The Company shall do or cause to be done all things reasonably necessary (i) to maintain its existence as an insurance company organized under the laws of its state of domicile and to preserve and keep in full force and effect its legal existence; and (ii) to preserve, renew, and keep in full force and effect the rights, licenses, permits, privileges, and franchises material to the conduct of the business reinsured hereunder.
c.	Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws of, all applicable restrictions imposed by, and all material permits and licenses issued to the Company by, any governmental authority applicable to it, in each case in respect of the Reinsured Policies. The Company shall not default under or fail to comply with any Applicable Law as in effect from time to time and at any time which default or failure is not cured within the time frame allowed under Applicable Law and which would have a Company Material Adverse Effect.

d.	Reserve Methodology. Without the prior written consent of Reinsurer, which shall not be unreasonably withheld, conditioned, or delayed, the Company shall not change its accounting practices or reserving methodology with respect to the Reinsured Policies, whether by the implementation of any permitted practice or otherwise, other than as permitted by Applicable Law and SAP.

e.	Notice of Material Events. The Company shall furnish to the Reinsurer prompt Written Notice of the following that results in, or would reasonably be expected to result in, a Company Material Adverse Effect: (i) any correspondence, including all orders, of or to any governmental authority or the National Association of Insurance Commissioners (“NAIC”) relating to this Agreement or the Reinsured Policies or (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority relating to this Agreement or the Reinsured Policies.
f.	Anti-Money Laundering. The Company undertakes to ensure that it complies with all anti-money laundering regulations or rules promulgated, now or hereafter applicable to the Company. The Company shall be solely responsible for any and all fines and/or penalties levied or assessed (whether on it or the Reinsurer) by
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reason of the Company’s failure to discharge its duties under all present and future anti-money laundering laws and regulations.

22.3	Reinsurer Representations and Warranties

The Reinsurer represents and warrants as of the date of the Reinsurer’s last binding signature in Article 24, Execution, as follows:

a.	Organization. The Reinsurer is a duly organized and validly existing insurance company, in good standing, under the laws of Florida and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

b.	Due Authorization. The Reinsurer has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and has taken all necessary corporate action to authorize the execution, deliver, and performance of this Agreement. The Reinsurer has duly executed and delivered this Agreement and subject to the due execution and delivery by the Company, it constitutes the legal, valid, and binding obligation of the Reinsurer enforceable against the Reinsurer in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, Insolvency, moratorium or similar laws affecting creditors’ rights generally and general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.
c.	Litigation and Reinsurer Material Adverse Effect. A “Reinsurer Material Adverse Effect” includes actions, suits, or proceedings pending against, or to the Reinsurer’s knowledge, threatened in writing against the Reinsurer by or before any court, governmental authority or arbitrator that involve this Agreement or that are reasonably likely, either individually or in the aggregate, to have a material adverse effect upon (i) the business, financial condition, or results of operations of the Reinsurer, (ii) the binding nature, validity or enforceability of this Agreement, (iii) the ability of the Reinsurer to perform its obligations under this Agreement, or (iv) the rights of the Company under this Agreement. A Reinsurer Material Adverse Effect does not mean any one (1) or more of the following effects, events or changes as applicable: (i) general changes in economic conditions which do not have a materially disproportionate effect on the Reinsurer; (ii) changes in, or events affecting, the Reinsurer's industry generally which do not have a materially disproportionate effect on the Reinsurer; (iii) the effect of any change arising in connection with any “act of God” including weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions (except to the extent the effect of such change has a materially disproportionate effect on the Reinsurer as compared to other persons in Reinsurer’s industry). To the knowledge of the Reinsurer, since March 31, 2024, there has not occurred any litigation, proceeding, event, condition, action, or omission that did have or would reasonably be expected to have, individually or in the aggregate, a Reinsurer Material Adverse Effect.
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d.	No Conflict or Violation. The execution, delivery, and performance of this Agreement shall not (i) violate any provision of the Articles of Incorporation, By- laws or other charter or organizational document of the Reinsurer; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any material contract or other agreement to which it is a party which would have a Reinsurer Material Adverse Effect; (iii) violate any order, judgment, or decree applicable to the Reinsurer; or (iv) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any Applicable Law to the Reinsurer which would have a Reinsurer Material Adverse Effect.

e.	Brokers and Financial Advisers. No broker, finder or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, the Reinsurer in connection with this Agreement or the transactions contemplated hereby.

22.4	Reinsurer Covenants

Until this Agreement has been terminated in accordance with the terms and conditions herein, and while the Reinsurer has liability for Reinsured Policies, the Reinsurer covenants to the Company as follows:

a.	Conduct of Business, Existence. The Reinsurer shall do or cause to be done all things reasonably necessary (i) to maintain its existence as an insurance company organized under the laws of Florida and to preserve and keep in full force and effect its legal existence; and (ii) to preserve, renew, and keep in full force and effect the rights, licenses, permits, privileges, and franchises material to the performance of the Reinsurer hereunder.

b.	Compliance with Laws. The Reinsurer shall comply in all material respects with all Applicable Laws of, all applicable restrictions imposed by, and all material permits and licenses issued to the Reinsurer by, any governmental authority applicable to it, in each case in respect of the performance of the Reinsurer hereunder. The Reinsurer shall not default under or fail to comply with any Applicable Law as in effect from time to time and at any time which default or failure is not cured within the time frame allowed under Applicable Law and which would have a Reinsurer Material Adverse Effect.

c.	Notice of Material Events. The Reinsurer shall furnish to the Company prompt Written Notice of the following that results in, or would reasonably be expected to result in, a Reinsurer Material Adverse Effect: (i) any correspondence, including all orders, of or to any governmental authority or the National Association of Insurance Commissioners (NAIC) relating to this Agreement or its reinsurance of the Policies or (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or governmental authority relating to this Agreement or its reinsurance of the Policies.

d.	Anti-Money Laundering. The Reinsurer undertakes to ensure that it complies with all anti-money laundering regulations or rules promulgated, now or hereafter applicable to the Reinsurer. The Reinsurer shall be solely responsible for any and all fines and/or penalties levied or assessed (whether on it or the Company) by
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reason of the Reinsurer’s failure to discharge its duties under all present and future anti-money laundering laws and regulations.

ARTICLE 23 - MODE OF EXECUTION

23.1	This Agreement may be executed by:
a.	an original written ink signature on paper documents;
b.	an exchange of scanned or facsimilie copies showing the original written ink signature on paper documents;
c.	electronic signature technology employing computer software and a digital signature or digitizer pen to capture a person’s handwritten signature in such a manner that:
i.	the signature is unique to the person signing;
ii.	is under the sole control of the person signing; and
iii.	is capable of verification to authenticate the signature.
23.2	The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this Agreement. This Agreement may be executed in one or more counterparts, each of which, when duly executed, shall be deemed an original, but all of which taken together constitute one and the same instrument. The transmission of copies of original signatures via attachment to electronic mail shall constitute valid execution of this Agreement.

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ARTICLE 24 - EXECUTION

This Agreement is effective as of 12:01 a.m. CDT on August 7, 2023 and applies to all eligible Policies with issue dates on or after such date. The Company and the Reinsurer acknowledge and agree that the Company may backdate Policies up to six (6) months, or longer if in accordance with state regulations, only for the purpose of saving age.

In witness whereof, each Party represents and warrants to the other that the execution and delivery of this Agreement has been duly authorized by its appropriately appointed officers or representatives and such officers and representatives are authorized to fulfill its obligations hereunder.

Reinsurer Agreement Number: HA-AMRI-27 (HA4031)

AMERITAS LIFE INSURANCE CORP.

Lincoln, Nebraska

Name:

/s/ Craig Schommer

Vice President, Life Product Development

Nov 19, 2024

Name:

/s/ Kelly J. Halverson

SVP, Chief Actuary & Underwriting

Nov 26, 2024

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

Orlando, Florida

Name:

/s/ Brett Prather

AVP, Actuary

Nov 26, 2024

Name:

/s/ Suzanne Downey

Vice President

Nov 26, 2024

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